UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 13)

MERIDIAN GOLD INC.
(Name of Subject Company)
MERIDIAN GOLD INC.
(Name of Person(s) Filing Statement)

Common Shares
(Title of Class of Securities)
589975101
(CUSIP Number of Class of Securities)

Peter C. Dougherty
Vice President, Finance and Chief Financial Officer
9670 Gateway Drive
Reno, NV 89521-3952
Telephone: (775) 850-3777
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With Copies To:

Marc R. Packer, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue, Suite 1100 Palo Alto, California 94301 (650) 470-4500	Christopher W. Morgan, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 222 Bay Street, Suite 1750 Toronto, Ontario M5K 1J5 (416) 777-4700	John Sabine, Esq. Fraser Milner Casgrain LLP 1 First Canadian Place, 39th Floor 100 King Street West Toronto, Ontario M5X 1B2 (416) 863-4511

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 13 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Meridian Gold Inc. (“Meridian”) with the Securities and Exchange Commission (the “Commission”) on July 31, 2007, as amended by Amendment No. 1 filed with the Commission on July 31, 2007, Amendment No. 2 filed with the Commission on July 31, 2007, Amendment No. 3 filed with the Commission on August 14, 2007, Amendment No. 4 filed with the Commission on August 20, 2007, Amendment No. 5 filed with the Commission on August 22, 2007, Amendment No. 6 filed with the Commission on September 4, 2007, Amendment No. 7 filed with the Commission on September 5, 2007, Amendment No. 8 filed with the Commission on September 7, 2007, Amendment No. 9 filed with the Commission on September 10, 2007, Amendment No. 10 filed with the Commission on September 12, 2007, Amendment No. 11 filed with the Commission on September 17, 2007 and Amendment No. 12 filed with the Commission on September 18, 2007 (as amended, the “Statement”). The Statement relates to the offer by Yamana Gold Inc. (the “Yamana Offer”) to purchase all of the outstanding common shares of Meridian, together with the associated rights under Meridian’s Shareholder Rights Plan Agreement, dated as of April 21, 1999, as amended on May 7, 2002 and February 22, 2005, between Meridian and Computershare Trust Company of Canada, as rights agent. In connection with the Yamana Offer, Meridian published the newspaper advertisement filed as Exhibit (a)(27) to the Statement on the morning of September 20, 2007. Later that day, Meridian issued a press release, which is filed as Exhibit (a)(28) to the Statement and is incorporated by reference in its entirety. Except as otherwise noted, the information set forth in the Statement remains unchanged.
Item 9.           Exhibits.
     Item 9 is hereby amended and supplemented by adding the following thereto:

Exhibit Number	Description
(a)(27)	Form of newspaper advertisement published beginning on September 20, 2007

(a)(28)	Press release, dated September 20, 2007

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2007	MERIDIAN GOLD INC.
	By:	/S/ Pete Dougherty
		Name:	Pete Dougherty
		Title:	Vice President and Chief Financial Officer